Filed by Roth CH Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40959

Subject Company: Roth CH Acquisition Co.

SharonAI Inc 745 Fifth Avenue Suite 500 New York, NY 10151

9th April 2025

Dear Sharon AI Inc. (“Sharon AI”) Stockholders,

As we closed out the first quarter of 2025, I am excited to provide this important update on the progress of Sharon AI.

AI/HPC Industry

We believe that the High-Performance Computing (“HPC”) and Artificial Intelligence (“AI”) industry continues to gain momentum with the successful IPO of Coreweave. Coreweave is the largest NVIDIA Cloud Partner and successfully raised $1.5BN on a $23BN valuation, with revenue growing from $0.02BN in 2022, to $1.9BN in 2024 according to filed numbers provided. Last month, several of the Sharon AI team attended NVIDIA GTC, arguably the main event on the calendar for everything AI. The conference felt more bullish than ever, with a focus on autonomous vehicles, robotics and other AI use cases, including, of course, agentic AI.

General Business Update

We are happy to report several milestones for the business.

●	Sharon AI Public Cloud – since the January launch of the Sharon AI Public Cloud, which is our proprietary automation and orchestration software platform, we have been adding features including pre-installed popular tools and applications via containers and API functionality which allows software applications to interact with our Cloud. We have also commenced a marketing campaign across multiple channels to promote the services. See here for more details on our Cloud.

●	Sharon AI Supercluster – after successfully becoming an NVIDIA Cloud Partner (NCP) we have announced the deployment of the first phase of our intended 1K GPU Cluster on NVIDIA reference architecture, inside one of NEXTDC’s Tier IV data centers in Australia. We expect this first phase to be operational during Q2. We recently appointed Kieran Habojan as Head of Sales for APAC. Kieran joins us from Equinix and will be leading the expansion of the Supercluster with enterprise customers. See here for more details.

●	Texas Critical Data Centers LLC – in February we announced our letter of intent to acquire 200 acres in Texas for our intended data center campus. The next steps for this project are to finalize the due diligence and land acquisition, as well as the long-term gas supply agreement. We have also been progressing with our plans for on-site power generation, gas pipeline access and fiber connectivity to ultimately present to potential end-customers.

Merger with Roth CH Acquisition Corp

We continue to make progress on our business combination with Roth CH Acquisition Co. (OTC Markets:USCTF) (“Roth CH”). We are in the final stages of our US GAAP audit for the full year ended 31 December 2024. The next milestone is expected to be the filing of the related Form S-4 with the SEC in the coming weeks.

Once the S4 is lodged, it starts the SEC review process. While we do not control the timing of the review, we will work to bring this to conclusion as fast as possible.

Upon the S4 becoming ‘Effective’, which is essentially the SEC having ‘no further comments’ the majority of the conditions for the closure of the transaction with Roth CH would be met. There is a stockholder vote for both Sharon AI and Roth CH, however both parties have letters of support from the major stockholders increasing certainty on the meeting outcome. Post this we intend to move to close the business combination as quickly as possible.

The outcome of this entire process is that SharonAI shareholders would then own stock in an OTC listed company, currently Roth CH to be renamed Sharon AI Holdings Inc. We intend to then apply to NASDAQ to relist the company.

Next Steps for Stockholders

●	Stockholder confirmations

As part of this communication, we have sent a link to all stockholders to make confirmations and declarations with respect to your stock holdings. These are critical declarations you need to make for the merger to finalise. There may be adverse tax consequences in the event you do not make them.

It is also a great time to confirm your shareholder details. In the event your details need to be amended there can be a complex and costly process to remedy holdings that are registered under an S4 registration statement.

●	Stockholder Vote

Once the S4 becomes effective, we will hold a stockholder consents (vote) for the transaction. We will be communicating with you at the time of this vote and provide shareholders with all the relevant details at that time.

We would appreciate it if stockholders could promptly respond to all communications to ensure that we don’t delay this process.

Please feel free to reach out to me with any questions at wolf@sharonai.com.

Regards,

Wolf Schubert

CEO & President

Sharon AI Inc.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Transaction for Investors and Shareholders

In connection with the proposed transaction between Roth CH and Sharon AI (the “Proposed Transaction”), Roth CH (or a subsidiary of Roth CH) intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Roth CH. This letter is not a substitute for the registration statement or for any other document that Roth CH may file with the SEC in connection with the Proposed Transaction. SHARON AI AND ROTH CH URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROTH CH, SHARON AI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Roth CH communicates with investors and the public using its website (www.RothCH.com), where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

Participants in the Solicitation

Roth CH, Sharon AI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Roth CH’s directors and executive officers including a description of their interests in Roth CH is included in Roth CH’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional Information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This letter contains forward-looking statements that are not historical facts. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding Roth CH’s or Sharon AI’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Proposed Transaction; expectations regarding the use of capital resources, including the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; and the expected trading of the combined company’s stock. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include: the risk that the conditions to the closing or consummation of the Proposed Transaction are not satisfied, including the failure to obtain stockholder approval for the Proposed Transaction; uncertainties as to the timing of the consummation of the Proposed Transaction and the ability of each of Roth CH and Sharon AI to consummate the transactions contemplated by the Proposed Transaction; risks related to Roth CH’s and Sharon AI’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transaction, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transaction by either company; the effect of the announcement or pendency of the Proposed Transaction on Roth CH’s or Sharon AI’s business relationships, operating results and business generally; costs related to the business combination; the outcome of any legal proceedings that may be instituted against Roth CH, Sharon AI, or any of their respective directors or officers related to the business combination agreement or the transactions contemplated thereby; the ability of Roth CH or Sharon AI to protect their respective intellectual property rights; competitive responses to the Proposed Transaction; unexpected costs, charges or expenses resulting from the Proposed Transaction; whether the combined business of Roth CH and Sharon AI will be successful; legislative, regulatory, political and economic developments; and additional risks described in the “Risk Factors” section of Roth CH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available at www.sec.gov.

You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward-looking statements. The forward-looking statements and other information contained in this news release are made as of the date hereof and neither Roth CH nor Sharon AI undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.